UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Plug Power Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

72919P103

(CUSIP Number)

James C. Scoville

Debevoise & Plimpton LLP

Tower 42

25 Old Broad Street

London EC2N 1HQ

United Kingdom

+44 20 7786 9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 72919P103

1.	Name of Reporting Person JSC “INTER RAO Capital”
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds O
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Russian Federation
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,462,693
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,462,693
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,462,693
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 11.75%
14.	Type of Reporting Person CO

CUSIP NO. 72919P103

1.	Name of Reporting Person Joint Stock Co “INTER RAO UES”
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Russian Federation
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,462,693
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,462,693
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,462,693
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 11.75%
14.	Type of Reporting Person CO

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Statement of

JSC INTER RAO Capital

and

JSC “INTER RAO UES”

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

Plug Power Inc.

Explanatory Note: This Statement on Schedule 13D (this “Statement”) of JSC “INTER RAO Capital” (“INTER RAO Capital”) and JSC “INTER RAO UES” (“INTER RAO UES” and collectively with INTER RAO Capital, the “Reporting Persons”) is being filed with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Plug Power Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 968 Albany-Shaker Road, Latham, New York 12110. Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Act”), this Statement is jointly filed by INTER RAO Capital and INTER RAO UES.

The ownership percentages contained in this Statement and in the cover pages hereto are based upon information contained in the Issuer’s most recently available filings with the U.S. Securities and Exchange Commission that, as of August 6, 2012, 37,981,961 shares of Common Stock were outstanding.

On June 8, 2012, the board of directors of OJSC “THIRD GENERATION COMPANY OF THE WHOLESALE ELECTRICITY MARKET” (“OGK-3”) approved the sale of all of the Issuer’s Common Stock owned by OGK-3 to INTER RAO Capital, a closed joint stock company organized under the laws of the Russian Federation and affiliate of OGK-3. This Statement is being filed to disclose the completion of that sale transaction and the acquisition of beneficial ownership of more than five percent of the Common Stock by INTER RAO Capital and amends the Statement on Schedule 13D previously filed by INTER RAO UES in respect of its beneficial interests in the Common Stock.

Item 2	Identity and Background.

(a)-(c) Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Act”), this Statement is being jointly filed by each of the Reporting Persons.

(i) INTER RAO Capital, a closed joint stock company organized under the laws of the Russian Federation, is the direct holder (through nominee accounts) of 4,462,693 shares of Common Stock. INTER RAO Capital’s principal business is investment activities. The address of INTER RAO Capital’s principal business and principal office is 27 Bolshaya Pirogovskaya Street, Moscow, 119435, Russia. INTER RAO Capital is a wholly owned subsidiary of INTER RAO UES.

(ii) INTER RAO UES is an open joint stock company organized under the laws of the Russian Federation. INTER RAO UES’ principal business is the generation and sale of electric and heat energy in and outside Russia. The address of INTER RAO UES’ principal business and principal office is Bld 3, 27 Bolshaya Pirogovskaya Street, Moscow, 119435, Russia.

(iii) In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling each Reporting Person, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Exhibit A hereto and is incorporated by reference herein.

(d)-(e) During the past five years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the Listed Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The country of citizenship of each executive officer and director of each Reporting Person is set forth in Exhibit A hereto and is incorporated by reference herein.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by the other Reporting Person.

Item 3	Source and Amount of Funds or Other Consideration

This Statement relates to INTER RAO Capital’s acquisition of beneficial ownership of 4,462,939 shares of Common Stock, representing approximately 11.75% of the Issuer’s outstanding Common Stock. This transaction was previously disclosed in Amendment No. 5 of Statement on Schedule 13D of OGK-3 and JSC “INTER RAO UES”, filed on July 24, 2012 (“Amendment No. 5”) and Amendment No. 6 of Statement on Schedule 13D of OGK-3, filed on September 28, 2012 (“Amendment No. 6”). The ownership percentages contained in this Statement and in the cover pages hereto are based upon information contained in the Issuer’s most recently available filings with the U.S. Securities and Exchange Commission that, as of August 6, 2012, 37,981,961 shares of Common Stock were outstanding.

As previously disclosed on July 24, 2012 in Amendment No. 5, on June 8, 2012, the board of directors of OGK-3 approved the sale of all of the Common Stock owned by OGK-3 to INTER RAO Capital. As disclosed on September 28, 2012 in Amendment No. 6, OGK-3 and INTER RAO Capital subsequently executed a Share Purchase Agreement dated as of September 21, 2012 (the “Share Purchase Agreement”) for the sale of 4,462,693 shares of Common Stock for an aggregate purchase price of 112,941,780.89 Russian Rubles (approximately $3,576,846.22 or $0.80 per share as of September 21, 2012). On September 28, 2012, OGK-3 and INTER RAO Capital completed the sale the Common Stock to INTER RAO Capital pursuant to the Share Purchase Agreement. As a result of the completion of the sale of the Common Stock pursuant to the Share Purchase Agreement, INTER RAO Capital became the direct holder (through nominee accounts) of 4,462,693 shares of Common Stock.

The consideration paid by INTER RAO Capital consisted of 112,941,780.89 Russian Rubles (approximately $3,576,846.22 or $0.80 per share as of September 21, 2012). The acquisition of the Issuer’s Common Stock from OGK-3 by INTER RAO Capital was performed in connection with the reorganization of JSC “INTER RAO UES” in the form of the accession of OGK-3 to JSC “INTER RAO UES”. On October 1, 2012 OGK-3 ceased to exist.

The foregoing summary of certain terms of the Share Purchase Agreement is qualified in its entirety by reference to the copy of the Share Purchase Agreement attached hereto as Exhibit B and incorporated by reference herein.

Item 4	Purpose of Transaction

The information contained in Items 3, 5 and 6 of this Statement are hereby incorporated by reference to this item 4.

Acquisition of Common Stock

As previously disclosed on July 24, 2012 in Amendment No. 5, on June 8, 2012, the board of directors of OGK-3 approved the sale of all of the Common Stock owned by OGK-3 to INTER RAO Capital. As disclosed on September 28, 2012 in Amendment No. 6, OGK-3 and INTER RAO Capital subsequently executed a Share Purchase Agreement dated as of September 21, 2012 (the “Share Purchase Agreement”) for the sale of 4,462,693 shares of Common Stock for an aggregate purchase price of 112,941,780.89 Russian Rubles (approximately $3,576,846.22 or $0.80 per share as of September 21, 2012). On September 28, 2012, OGK-3 and INTER RAO Capital completed the sale the Common Stock to INTER RAO Capital pursuant to the Share Purchase Agreement. As a result of the completion of the sale of the Common Stock pursuant to the Share Purchase Agreement, INTER RAO Capital became the direct holder (through nominee accounts) of 4,462,693 shares of Common Stock.

The foregoing summary of certain terms of the Share Purchase Agreement is qualified in its entirety by reference to the copy of the Share Purchase Agreement attached hereto as Exhibit B and incorporated by reference herein.

The acquisition of the Issuer’s Common Stock from OGK-3 by INTER RAO Capital was performed in connection with the reorganization of JSC “INTER RAO UES” in the form of the accession of OGK-3 to JSC “INTER RAO UES”. On October 1, 2012 OGK-3 ceased to exist.

Except as set forth in this Statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in the occurrence of any of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such actions with respect to its investment in the Issuer, including any action that relates to or would result in the occurrence of any or all of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D, and any other actions, as they may determine.

Joinder and Release Agreement

As previously disclosed in Amendment No. 6, the Issuer and OGK-3 are parties to an Investor Rights Agreement dated as of June 29, 2006, as amended (the “IRA”).

Additionally, as previously disclosed in the Amendment No. 6, in connection with the acquisition of INTER RAO UES of equity interests and voting power of OGK-3, (i) the Issuer and OGK-3 entered into that certain Standstill and Support Agreement dated as of May 6, 2011 (the “Support Agreement”), and (ii) effective as of May 6, 2011, Plug Power amended that certain Shareholder Rights Agreement dated as of June 23, 2009 (as amended, the “Poison Pill”).

In connection with the sale and purchase of the Issuer’s shares pursuant to the Share Purchase Agreement, the Issuer, INTER RAO UES, INTER RAO Capital, and OGK-3 executed a Joinder and Release Agreement dated as of September 27, 2012 (the “Joinder and Release Agreement”), which, among other things, provided for the following:

•

Support Agreement. INTER RAO Capital agrees that, effective from the date of the Joinder and Release Agreement, INTER RAO Capital is a party to, and is bound by, all of the terms and conditions of the Support Agreement as a Stockholder thereunder, and for all purposes of such Support Agreement shall be included within the term “Stockholders” (as defined in the Support Agreement).

•	Poison Pill. Each of INTER RAO Capital, INTER RAO UES and OGK-3 acknowledges and agrees that (i) it is not a “Grandfathered Person” or “INTER RAO Grandfathered Person” (each as defined under the Poison Pill) under the Poison Pill, and (ii) each of them and their respective Affiliates and Associates are subject to all of the provision of the Poison Pill in the same manner as any other Person (as defined in the Poison Pill) who is not and was not a “Grandfathered Person” or “INTER RAO Grandfathered Person.

•

Compliance with U.S. Securities Laws. INTER RAO Capital covenants that it will only sell or otherwise transfer the Common Stock of the Issuer in compliance with the requirements of the U.S. Securities Act of 1933, as amended.

The foregoing summary of certain terms of the Joinder and Release Agreement is qualified in its entirety by reference to the copy of the Joinder and Release Agreement attached hereto as Exhibit C and incorporated by reference herein.

Item 5	Interest in Securities of the Issuer

The information included in Items 2, 3, 4, and 6 of this Statement is hereby incorporated by reference into this Item 5.

(a) - (b)	As of the date hereof, INTER RAO Capital is the direct holder (through nominee accounts) of 4,462,693 shares of Common Stock, or approximately 11.75% of the Issuer’s outstanding Common Stock. INTER RAO UES, by virtue of its direct and indirect ownership interests in INTER RAO Capital, may, pursuant to Section 13(d) of the Act and the rules of the Securities and Exchange Commission adopted thererunder, be deemed to have the shared power to vote or direct the voting of and the shared power to dispose or direct the disposition of the Common Stock owned by INTER RAO Capital.

(c)	None.

(d)	All persons known to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the securities described in this Item 5 are described in this Statement.

(e)	Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The information included in Item 4 of this Statement regarding the Share Purchase Agreement and Joinder and Release Agreement is hereby incorporated by reference into this Item 6.

Item 7	Material to be Filed as an Exhibit.

The following documents are filed as an exhibits to this Statement.

Exhibit A	Officers and Directors of Reporting Persons Named in Item 2

Exhibit B	Share Purchase Agreement dated as of September 21, 2012 between OGK-3 and INTER RAO Capital

Exhibit C	Joinder and Release Agreement dated as of September 27, 2012 among the Issuer, INTER RAO UES, INTER RAO Capital, and OGK-3

Exhibit D	Joint Filing Agreement, dated as of November 14, 2012, between the Reporting Persons

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 19, 2012

JSC “INTER RAO Capital”

/s/ Marat A. Khanafeev
Name:	Marat A. Khanafeev
Title:	General Director

JSC “INTER RAO UES”

/s/ Ilnar I. Mirsiyapov
Name:	Ilnar I. Mirsiyapov
Title:	Member of the Management Board